                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               ELECTRIC CITY CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    284868106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            PETER R. VOGELSANG, ESQ.
                                 MORGAN STANLEY
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 761-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              JOSHUA N. KORFF, ESQ.
                              KIRKLAND & ELLIS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

                                 MARCH 19, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 14 Pages

-------------------                                          ------------------
CUSIP No. 284868106                   13D                    Page 2 of 14 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Morgan Stanley
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

          Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  0
                        --------------------------------------------------------
     NUMBER OF
      SHARES             8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     1,108,043 (See Item 5)
       EACH             --------------------------------------------------------
     REPORTING           9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                  1,108,043 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,108,043 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.6% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          CO, IA
--------------------------------------------------------------------------------

-------------------                                          ------------------
CUSIP No. 284868106                   13D                    Page 3 of 14 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Morgan Stanley Dean Witter Equity Funding, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

          Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  0
                        --------------------------------------------------------
     NUMBER OF
      SHARES             8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     1,052,670 (See Item 5)
       EACH             --------------------------------------------------------
     REPORTING           9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                  1,052,670 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,052,670 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

-------------------                                          ------------------
CUSIP No. 284868106                   13D                    Page 4 of 14 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Originators Investment Plan, L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

          Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  0
                        --------------------------------------------------------
     NUMBER OF
      SHARES             8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     55,373 (See Item 5)
       EACH             --------------------------------------------------------
     REPORTING           9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                  55,373 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,373 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.14% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

-------------------                                          ------------------
CUSIP No. 284868106                   13D                    Page 5 of 14 Pages
-------------------                                          ------------------

--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          MSDW OIP Investors, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

          Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  0
                        --------------------------------------------------------
     NUMBER OF
      SHARES             8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     55,373 (See Item 5)
       EACH             --------------------------------------------------------
     REPORTING           9   SOLE DISPOSITIVE POWER
      PERSON
       WITH                       0
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                  55,373 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,373 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.14% (See Items 4 and 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

         This Amendment No. 3 ("Amendment") dated March 30, 2004 amends Schedule 13D filed on September 18, 2001 ("Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed on January 15, 2004 and Amendment No. 2 filed on January 23, 2004 by each of the Reporting Persons (as defined in Item 2 of Schedule
13D).

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby amended and restated as follows:

         Equity Funding and Originators and EP Power Finance, L.L.C., Newcourt Capital USA Inc. and Duke Capital Partners, LLC (each of EP Power Finance, L.L.C., Newcourt Capital USA Inc. and Duke Capital Partners, LLC, are collectively the "Original Additional Investors") entered into the Securities Purchase Agreement, dated as of July 31, 2001 with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, Equity Funding and Originators collectively purchased $4,000,000 of the Company's securities as described more fully below.

         The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Equity Funding came from the working capital of Equity Funding. The funds for the purchase of securities purchased pursuant to the Securities Purchase Agreement by Originators, were contributed by the limited partners of Originators.

         The Reporting Persons are currently deemed to have beneficial ownership of the securities issued pursuant to the Securities Purchase Agreement (after giving effect to any dispositions pursuant to the (as defined below) because Equity Funding and Originators directly own Common Stock or have the right to acquire Common Stock indirectly through the conversion of the Series E Preferred Stock or the exercise of the Common Stock Warrants, as applicable, within sixty days of the date hereof.

         It is anticipated that the exercise by Originators of the Common Stock Warrants will be done either on a net exercise basis or through additional capital contributions by Originators' limited partners. It is anticipated that the exercise by Equity Funding of the the Common Stock Warrants will be done either on a net exercise basis or by using the working capital of Equity Funding.

         Pursuant to the terms of the Securities Purchase Agreement, Equity Funding and Originators and the Original Additional Investors collectively purchased $16,000,000 in aggregate amount of the Company's Series A Preferred Stock, warrants to purchase Series A Preferred Stock, shares of the Common Stock and warrants to purchase Common Stock.

         Equity Funding purchased for $3,800,000 the following securities:

         - 380,000 shares of Series A Preferred Stock;

         - warrants to purchase 95,000 shares of Preferred Stock at an initial exercise price of $10.00 per share;

         - 76,206 shares of Common Stock; and

         - warrants to purchase 712,500 shares of Common Stock at an initial exercise price of $1.00 per share.

         Originators purchased for $200,000 the following securities:

         - 20,000 shares of Series A Preferred Stock;

                               Page 6 of 14 Pages

         - warrants to purchase 5,000 shares of Series A Preferred Stock at an initial exercise price of $10.00 per share;

         - 4,011 shares of Common Stock; and

         - warrants to purchase 37,500 shares of Common Stock at an initial exercise price of $1.00 per share.

         The Series A Preferred Stock became convertible beginning on November 6, 2001 into shares of Common Stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Series A Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Each outstanding share of Series A Preferred Stock is entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Series A Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Series A Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

         As a result of share dividends to Equity Funding and Originators payable by the Company at the end of each quarter since the date of the Securities Purchase Agreement, Equity Funding has acquired an additional 102,060 shares of Series A Preferred Stock and Originators has acquired an additional 5,372 shares of Series A Preferred Stock.

         On August 31, 2002 all of the Preferred Stock Warrants held by Equity Funding and Originators expired in accordance with their terms and were not exercised.

         Equity Funding and Originators entered into a Securities Purchase Agreement, dated December 19, 2003, (the "December 2004 SPA") attached hereto as
Exhibit 12 with Augustine, TVF and Donohue. Pursuant to the SPA, on December 19, 2003, Equity Funding sold 104,500 shares of Series A Preferred Stock, 20,956 shares of Common Stock and 195,938 Common Stock Warrants to Augustine for an aggregate purchase price of $1,045,000; 23,750 shares of Series A Preferred Stock, 4,763 shares of Common Stock and 44,531 Common Stock Warrants to TVF for an aggregate purchase price of $237,500; and 23,750 shares of Series A Preferred Stock, 4,763 shares of Common Stock and 44,531 Common Stock Warrants to Donahue for an aggregate purchase price of $237,500.

         Pursuant to the December 2003 SPA, on December 19, 2003, Originators sold 5,500 shares of Series A Preferred Stock, 1,102 shares of Common Stock and 10,312 Common Stock Warrants to Augustine for an aggregate purchase price of $55,000; 1,250 shares of Series A Preferred Stock, 251 shares of Common Stock and 2,344 Common Stock Warrants to TVF for an aggregate purchase price of $12,500; and 1,250 shares of Series A Preferred Stock, 251 shares of Common Stock and 2,344 Common Stock Warrants to Donahue for an aggregate purchase price of $12,500.

         Equity Funding and Originators entered into another Securities Purchase Agreement, dated January 16, 2004, (the "January 2004 SPA") attached hereto as
Exhibit 16 with Augustine, Hurvis Trust and Kiphart. Pursuant to the January 2004 SPA, on January 20, 2004, Equity Funding sold 33,250 shares of Series A Preferred Stock, 6,672 shares of Common Stock and 62,343 Common Stock Warrants to Augustine for an aggregate purchase price of $332,500; 14,250 shares of Series A Preferred Stock, 2,856 shares of Common Stock and 26,719 Common Stock Warrants to Hurvis Trust for an aggregate purchase price of $142,500; and 61,750 shares of Series A Preferred Stock, 12,382 shares of Common Stock and 115,782 Common Stock Warrants to Kiphart for an aggregate purchase price of $617,500.

         Equity Funding and Originators entered into another Securities Purchase Agreement, dated March 19, 2004, (the "March 2004 SPA"), with four mutual funds that are of are part of the Security Benefit Group of Companies (the "SBL Funds"). The March 2004 SPA is attached as Exhibit 10.1 to the

                               Page 7 of 14 Pages

Company's current report on Form 8-K filed on March 23, 2004 and is incorporated by reference herein in its entirety.

         Pursuant to the March 2004 SPA, on March 19, 2004, Equity Funding sold 950,000 shares of Common Stock, which had been converted from 95,000 shares of Series A Preferred Stock, at a purchase price of $1.00 per common share, to the following SBL Funds as follows: (i) Equity Fund Mid Cap Value Series fund, 240,350 shares, (ii) SBL Fund, Series V, 190,000 shares, (iii) Security Mid Cap Growth fund, 169,100 shares and (iv) SBL Fund, Series J, 350,550 shares.

         Pursuant to the March 2004 SPA, on March 19, 2004, Originators sold 50,000 shares of Common Stock, which had been converted from 5,000 shares of Series A Preferred Stock, at a purchase price of $1.00 per common share to the following SBL Funds as follows: (i) Equity Fund Mid Cap Value Series fund, 12,650 shares, (ii) SBL Fund, Series V, 10,000 shares, (iii) Security Mid Cap Growth fund, 8,900 shares and (iv) SBL Fund, Series J, 8,900 shares. Collectively, the aggregate purchase consideration for the sale of 5,000 Series A Preferred Stock to the SBL Funds was equal to $50,000.

         Finally, Equity Funding and Originators entered into a Redemption and Exchange Agreement, dated March 19, 2004, (the "Redemption Agreement"). The Redemption Agreement is attached as Exhibit 10.2 to the Company's current report on Form 8-K filed on March 23, 2004 and is incorporated by reference herein in its entirety. Pursuant to the Redemption Agreement, Equity Funding tendered to the Company, and the Company redeemed 45,194 shares of Series A Preferred Stock at a purchase price of $13.00 per preferred share for an aggregate purchase price of $587,522.

         Pursuant to the Redemption Agreement, Originators tendered to the Company, and the Company redeemed 2,379 shares of Series A Preferred Stock at a purchase price of $13.00 per preferred share for an aggregate purchase price of $30,927.

         The Redemption Agreement also provided that any shares of outstanding preferred stock of the Company which were not tendered for redemption would convert into newly issues shares of Series E Preferred Stock, par value $.01 per share the "Series E Preferred Stock." As a result, and in accordance with the Redemption Agreement, shares of Equity Funding's and Originator's Series A Preferred Stock which were not tendered to the Company for redemption were exchanged for newly issued shares of Series E Preferred Stock. One share of new Series E Preferred Stock was exchanged for each 10 shares of the existing Series A Preferred Stock. The principal terms and conditions of the new Series E Preferred Stock and of changes to ancillary agreements with respect to Equity Funding's and Originator's securities ownership effectuated in connection with the Redemption Agreement are summarized in Item 4 below.

         After giving effect to the expiration of the Preferred Stock Warrants, the dispositions described above, share dividends paid on the Series A Preferred Stock, , and the exchange of 10 shares of Series A Preferred Stock for 1 share of Series E Preferred Stock pursuant to the Redemption Agreement, Equity Funding directly beneficially owns 23,814 shares of Common Stock, 222,656 Common Stock Warrants and 8,062 shares of Series E Preferred Stock. Equity Funding directly beneficially owns no Preferred Stock Warrants.

         After giving effect to the dispositions described above, share dividends paid on the Series A Preferred Stock, and the exchange of 10 shares of Series A Preferred Stock for 1 share of Series E Preferred Stock pursuant to the Redemption Agreement, Originators directly beneficially owns 1,254 shares of Common Stock, 11,719 Common Stock Warrants and 424 shares of Series E Preferred Stock. Originators directly beneficially owns no Preferred Stock Warrants.

         After giving effect to the dispositions pursuant to the December 2003 SPA, the January 2004 SPA, the March 2004 SPA, the Redemption Agreement, share dividends paid on the Series A Preferred

                               Page 8 of 14 Pages

Stock, based on the initial conversion ratio, and the conversion of Series A Preferred Stock into Series E Preferred Stock, Equity Funding and Originators have the right to acquire 1,052,670 and 55,373 shares of Common Stock, respectively, as a result of the exercise of the Common Stock Warrants and the conversion of the Series E Preferred Stock into Common Stock with 60 days of the date of this Amendment.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         This Amendment is being filed to report the dispositions by and share dividends paid to Equity Funding and Originators pursuant to the March 2004 SPA and the Redemption Agreement. Each of the dispositions was made for cash and made in the ordinary course of Equity Funding's and Originator's respective businesses.

         In connection with the Redemption Agreement, on March 19, 2004 Equity Funding and Originators entered into an Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement", Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), Amended and Restated Stock Trading Agreement (the "Stock Trading Agreement") and Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). The Company also amended the Certificate of Designations with respect to the Series E Preferred Stock (the "Certificate of Designations"). Each of the foregoing agreements and the Certificate of Designations is attached to the Company's current report on Form 8-K filed on March 23, 2004 as exhibits 4.5 (Certificate of Designations), 4.6 (Investor Rights Agreement), 4.7 (Stockholders Agreement) and 4.8 (Stock Trading Agreement) and are each incorporated herein by reference in their entirety.

         The following summarizes the revised terms of the Series E Preferred Stock and related agreements entered into in connection with the Redemption Agreement. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the relevant agreements.

         Series E Preferred Stock. The new Series E Preferred Stock has terms similar to those now applicable to the Company's Series A Convertible Preferred Stock, including certain rights, voting together, to elect up to four (4) members of the board of directors of the Company and certain approval rights, except that (1) dividends on Series E Preferred Stock accrue at 6% per annum, payable quarterly, and are not be subject to increase (whereas the dividend rates payable in respect of the Series A, Series C and Series D Preferred Stock begin increasing after 3 years and may be increased up to a rate of 15% per annum); (2) the Company has the right to pay dividends on the Series E Preferred Stock with additional shares of Series E Preferred Stock until the shares of Series E Preferred Stock are redeemed or converted into common stock (whereas the Company's right to pay dividends on each series of existing Preferred Stock with additional shares of such series of preferred was previously limited to 3 years after the initial issuance of such series); (3) the stated value per share is now $100 (rather than $10 which is the liquidation value of the existing preferred shares); (4) one share of Series E Preferred Stock was exchanged for each 10 shares of the existing Series A Preferred Stock; and (5) Series E Preferred Stock will vote on matters submitted to the common stockholders (other than election of directors) on an as-converted basis.

         Stockholders Agreement. The existing Stockholders Agreement was amended and restated to provide that the four (4) board seats which the holders Series E Preferred Stock were entitled to designate, will be selected by the four largest holders of Series E Preferred Stock, as long as each holds not less than

                               Page 9 of 14 Pages
that number of shares equal to 12.5% of the aggregate total outstanding shares of Series E Preferred Stock as of the closing date of the redemption and exchange under the Redemption Agreement (Equity Funding and Originators are considered one holder for this purpose). If the aggregate total number of shares of Series E Preferred Stock outstanding decreases such that only three board seats are to be filled, such seats will be filled by the three largest holders of Series E Preferred Stock, as long as each holds not less than that number of shares equal to 9.375% of the total outstanding shares of Series E Preferred Stock as of the date of the closing of redemption and exchange. If the total number of shares of Series E Preferred Stock outstanding decreases such that only two board seats (or one seat) are to be filled, such seats will be filled by the vote of all holders of Series E Preferred Stock. Other provisions of the Stockholders Agreement were not materially changed.

         Investor Rights Agreement. The existing Investor Rights Agreement was amended and restated to eliminate the references to Series A, Series C and Series D Preferred Stock and replace them with references to Series E Preferred Stock and otherwise to make the document apply with respect to all holders of Series E Preferred Stock, as well as Newcourt Capital Securities, Inc. (which holds a Placement Agent Warrant issued July 31, 2001). Other provisions of the Investor Rights Agreement were not be materially changed.

         Stock Trading Agreement. The existing Stock Trading Agreement was amended to (i) to conform the cross-references therein; (ii) release one million shares of common stock which became issuable upon conversion of shares of Series A Preferred Stock held by Equity Funding and Originators and sold (by Equity Funding and Originators) concurrently with closing of the Redemption Agreement to the purchasers thereunder; and (iii) added new restrictions effective for a three year period beginning on September 8, 2004 that restrict the number of shares of common that may be sold to a percentage of the average daily trading volume as specified in the agreement.

         Registration Rights. Pursuant to the Redemption Agreement, the Company will be registering the shares of common stock issued and issuable as a result thereof.

         Equity Funding and Originators expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Equity Funding and Originators may
(1) convert the Series E Preferred Stock into Common Stock or (2) exercise the Common Stock warrants for investment purposes. Equity Funding and Originators may make additional purchases of the Company's Common Stock, Common Stock Warrants or Series E Preferred Stock. Equity Funding and Originators may, subject to the Investor Rights Agreement and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock, Common Stock Warrants or Series E Preferred Stock that they hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws.

         Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                              Page 10 of 14 Pages

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         As a result of the foregoing transactions, the Reporting Persons no longer beneficially own greater than 5% of the outstanding Common Stock of the Issuer, and as a result, the Reporting Persons and their affiliates will no longer be required to file amendments with respect to the Reporting Persons' holdings of Common Stock on Schedule 13D pursuant to Rule 13d-2(a) of the Exchange Act.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and restated as follows:

         (a) As of the date hereof, the Reporting Persons beneficially own (or are deemed solely for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own) directly or indirectly, an aggregate of 1,108,043 shares of Common Stock, or approximately 2.64% of the Common Stock outstanding on the date hereof (including the number of shares of Common Stock that the Reporting Persons have the right to acquire within 60 days of the date hereof).

         (b) Assuming full exercise and conversion, as appropriate, of the securities issued to Equity Funding and Originators under the Securities Purchase Agreement and after giving effect to any dispositions pursuant to the December 2003 SPA, the January 2004 SPA, the March 2004 SPA and the Redemption Agreement, MSDW may be deemed to have shared voting and dispositive power with respect to the Common Stock, as well as the Common Stock which may be obtained upon conversion of the Series E Preferred Stock and the Common Stock Warrants owned by Equity Funding and Originators. Assuming full exercise and conversion, as appropriate, of the securities issued to Originators under the Securities Purchase Agreement and after giving effect to any dispositions pursuant to the December 2003 SPA, the January 2004 SPA, the March 2004 SPA and the

                              Page 11 of 14 Pages

                  Redemption Agreement, Originators may be deemed to have shared voting and dispositive power with respect to the Common Stock, as well as the Common Stock which may be obtained upon conversion of the Series E Preferred Stock and the Common Stock Warrants owned by Originators.

                  The Reporting Persons disclaim beneficial ownership any of the shares of Common Stock beneficially owned by the Additional Investors. The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Common Stock beneficially owned by the Additional Investors or that the Reporting Persons and any of such Additional Investors constitute such a person or group. The Reporting Persons are not responsible for the accuracy of any information filed by any of the Additional Investors.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (including both those owned directly and those obtainable upon conversion shares of Series E Preferred Stock and exercise of the Common Stock Warrants) of the Company reported by this statement.

         (e)      Inapplicable.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.****

         2.       Officers and Directors of Morgan Stanley*

         3.       Officers and Directors of MSDW OIP Investors, Inc.*

         4.       Officers and Directors of Morgan Stanley*

         5. Secretary's Certificate confirming power of Peter R. Vogelsang to sign on behalf of Morgan Stanley.*

         6. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.**

         7. Amended and Restated Investor Rights Agreement, dated as of March 19, 2004, by and among Electric City Corp. and the Parties set forth on
Schedule I thereto.**

         8. Amended and Restated Stockholders Agreement, dated as of March 19, 2004, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

         9. Amended and Restated Stock Trading Agreement, dated as of July 31, 2004, by and among Electric City Corp and the Holders set forth in the preamble thereto.**

         10. Form of Warrant Certificate to Purchase Shares of Common Stock, Par Value $0.0001 Per Share, of Electric City Corp..**

                              Page 12 of 14 Pages

         11. Form of Warrant Certificate to Purchase Shares of Series A Preferred Stock, Par Value $0.01 Per Share, of Electric City Corp.**

         12. Securities Purchase Agreement dated as of December 19, 2003 by and among Morgan Stanley Dean Witter Equity Funding, Inc., a Delaware corporation, Originators Investment Plan, L.P., a Delaware limited partnership, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         13. Joinder to Investor Rights Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         14. Joinder to Stock Trading Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         15. Joinder To Stockholders Agreement dated as of December 19, 2003 by and among Electric City Corp., a Delaware corporation, Augustine Fund LP, an Illinois limited partnership, Technology Transformation Venture Fund, LP, a Delaware limited partnership, and John Donohue, an individual.*

         16. Securities Purchase Agreement dated as of January 16, 2004 by and among Morgan Stanley Dean Witter Equity Funding, Inc., a Delaware corporation, Originators Investment Plan, L.P., a Delaware limited partnership, Augustine Fund LP, an Illinois limited partnership, John Thomas Hurvis Revocable Trust, an Illinois trust, and Richard P. Kiphart, an individual.***

         17. Securities Purchase Agreement, dated as of March 19, 2004 by and among Morgan Stanley Dean Witter Equity Funding, Inc., a Delaware corporation, Originators Investment Plan, L.P., a Delaware limited partnership, and the Purchasers set forth on Schedule I thereto.**

         18. Transfer and Redemption Agreement, dated as of March 19, 2004 by and among the Company and holders of Preferred Stock of the Company listed on the Schedule of Investors attached thereto as Schedule A.**

         19. Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof of Series E Convertible Preferred Stock of Electric City Corp.**

         * Filed as an Exhibit to Amendment No. 1 to Schedule 13D filed on January 15, 2004.

         **       Filed as an Exhibit by the Company on its current report filed on Form 8-K dated March 23, 2004.

         ***      Previously filed with Schedule 13D.

         ****     Filed herewith.

                              Page 13 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2004

                                          MORGAN STANLEY

                                          By: /s/ Peter R. Vogelsang
                                              ----------------------------------
                                          Name: Peter R. Vogelsang
                                          Its: Authorized Signatory

                                          MORGAN STANLEY DEAN WITTER EQUITY
                                          FUNDING, INC.

                                          By: /s/ James T. Keane
                                              ----------------------------------
                                          Name: James T. Keane
                                          Its: Vice President

                                          MSDW OIP INVESTORS, INC.

                                          By: /s/ James T. Keane
                                              ----------------------------------
                                          Name: James T. Keane
                                          Its: Vice President

                                          ORIGINATORS INVESTMENT PLAN, L.P.

                                          By MSDW OIP Investors, Inc. as General
                                          Partner

                                          By: /s/ James T. Keane
                                              ----------------------------------
                                          Name: James T. Keane
                                          Its: Vice President

                              Page 14 of 14 Pages